FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2013 No. 7

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 21, 2013, the registrant announces TowerJazz and Avago Expand Strategic Collaboration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 21, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and Avago Expand Strategic Collaboration

Collaboration to focus on Avago’s next-generation products using TowerJazz’s industry leading SiGe BiCMOS technology platform

ANAHEIM, Calif., OFC/NFOEC, March 21, 2013 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, and Avago Technologies (NASDAQ: AVGO), a leading supplier of analog interface components for wireless, wireline, and industrial applications, today announced an expanded strategic collaboration focusing on Avago’s  next generation products using TowerJazz’s industry leading SiGe BiCMOS technology platform.  Continued collaboration shall enable Avago Fiber Optic Products Division (FOPD) to achieve the stringent technical specifications and meet cost and performance requirements for optical networking markets while helping TowerJazz to define and develop its next-generation process technologies.

The technology collaboration between TowerJazz and Avago FOPD has resulted in Avago’s recent successful launch of the Gen4SR product, a 10Gbps small form factor pluggable optical transceiver (SFP) for short reach applications. By collaborating with TowerJazz, Avago has unlimited access to TowerJazz’s optimized SiGe BiCMOS technology based on both the SBC18H2 process with transistor speeds of 200GHz and H3 process with transistor speeds of 280GHz together with mixed-signal CMOS.

“TowerJazz’s advanced technology enables Avago Technologies to define and develop a plethora of new products, increasing our market share with existing and new customers. Avago’s 10Gbps SFP+ chipset is the first product released deploying TowerJazz’s technology. Our collaboration with TowerJazz using their high performance SiGe BICMOS will enable us to develop the highest performance and the lowest power ICs for Avago’s next generation optical transceivers beyond 10Gbps,” said Dr. Faouzi Chaahoub, Senior Director of R&D, IC Engineering Fiber Optic Products Division (FOPD) Avago Technologies.

“We are fortunate to have a technology partner such as Avago FOPD who continually pushes the technology envelope and drives TowerJazz to excellence,” said Dr. Marco Racanelli, Senior Vice President & General Manager of RF/High Performance Analog Business Unit. “Our high performance SiGe is uniquely positioned in the fiber optic space where we offer customers the highest speed, lowest power consumption and lowest noise SiGe transistors integrated in analog-friendly 0.18um and 0.13um nodes.”

About Avago Technologies
Avago Technologies is a leading designer, developer and global supplier of a broad range of analog, mixed signal and optoelectronics components and subsystems with a focus in III-V compound semiconductor design and processing. Backed by an extensive portfolio of intellectual property including approximately 4,200 patents and pending applications, Avago products serve three primary target markets: wireless communications, wired infrastructure, and industrial and other. Avago has a global employee presence and heritage of technical innovation dating back 50 years to its Hewlett-Packard roots. For more information, visit Avago’s website: www.avagotech.com.

Avago, Avago Technologies, and the A logo are trademarks of Avago Technologies. All other trademarks are the property of their respective owners.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-715-3049 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com